UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 45)*

The Hershey Company
(Name of Issuer)

Common Stock, one dollar ($1.00) par value Class B Common Stock, one dollar ($1.00) par value
(Title of Class of Securities)

427866108 427866306
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 427866108 427866306	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Hershey Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,630 shares of Common Stock
	6	SHARED VOTING POWER 2,066,119 shares of Common Stock 54,612,012 shares of Class B Common Stock convertible share for share into Common Stock For a total of 56,678,131
	7	SOLE DISPOSITIVE POWER 39,630 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 2,066,119 shares of Common Stock 54,612,012 shares of Class B Common Stock convertible share for share into Common Stock For a total of 56,678,131
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,105,749 shares of Common Stock plus 54,612,012 shares of Class B Common Stock convertible share for share into Common Stock for a total of 56,717,761

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4% (2,105,749 of 149,779,412 shares of Common Stock outstanding)

27.7% (56,717,761 of 204,392,926 shares of Common Stock calculated pursuant to Rule 13d-3(d)(1))

99.9% (54,612,012 of 54,613,514 shares of Class B Common Stock outstanding)

12	TYPE OF REPORTING PERSON CO

CUSIP Nos. 427866108 427866306	SCHEDULE 13G	Page 3 of 5

Item 1.	(a) Name of Issuer

The Hershey Company

(b) Address of Issuer’s Principal Executive Offices

P.O. Box 810, Hershey, Pennsylvania 17033

Item 2.	(a) Name of Person Filing

Hershey Trust Company

(b) Address of Principal Business Office or, if none, Residence

100 Mansion Road East, P.O. Box 445, Hershey, Pennsylvania 17033

(c) Citizenship

Pennsylvania

(d) Title of Class of Securities

Common Stock, one dollar ($1.00) par value Class B Common Stock, one dollar ($1.00) par value

(e) CUSIP No.

427866108 427866306

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP Nos. 427866108 427866306	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership

The following information is provided as of December 31, 2023:

(a) Amount Beneficially Owned: 2,105,749 shares of Common Stock plus 54,612,012 shares of Class B Common Stock convertible share for share into Common Stock for a total of 56,717,761

(b) Percent of Class:

1.4% (2,105,749 of 149,779,412 shares of Common Stock outstanding)

27.7% (56,717,761 of 204,392,926 shares of Common Stock calculated pursuant to Rule 13d-3(d)(1))

99.9% (54,612,012 of 54,613,514 shares of Class B Common Stock outstanding)

(c) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: 39,630 shares of Common Stock

(ii)  Shared power to vote or direct the vote: 2,066,119 shares of Common Stock and 54,612,012 shares of Class B Common Stock convertible share, for a total of 56,678,131

(iii) Sole power to dispose or to direct the disposition of: 39,630 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of: 2,066,119 shares of Common Stock and 54,612,012 shares of Class B Common Stock convertible share, for a total of 56,678,131

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Of the 56,717,761 shares (2,105,749 Common shares and 54,612,012 Class B shares) listed in response to Item 4(a), Hershey Trust Company holds 2,066,119 shares of Common Stock and 54,612,012 shares Class B shares as trustee for Milton Hershey School. All outstanding shares of Hershey Trust Company are owned by Hershey Trust Company, Trustee in Trust for Milton Hershey School. As of December 31, 2023, all of the fourteen members of the Board of Directors of Hershey Trust Company were members of the Board of Managers of Milton Hershey School, which is the governing body of Milton Hershey School.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Nos. 427866108 427866306	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

HERSHEY TRUST COMPANY

By:	/s/ Terry A. Davis
	Name:	Terry A. Davis
	Title:	VP of Finance HERSHEY TRUST COMPANY